EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-KYMMENE CORPORATION
Stock exchange release 26 August, 2002 at 1:45 pm

The EU Commission stops investigation of the newsprint price cartel

The EU Commission has informed UPM-Kymmene that it will cease the investigation of the price cartel concerning newsprint. In March 1999, the EU Statement of Objection alleged that the company's predecessors participated in a newsprint price cartel during the period of 1989-1995.

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2002

UPM-KYMMENE CORPORATION

By: ______________________

Name: Kari Toikka

Title: Executive Vice President and CFO

By: ______________________

Name: Olavi Kauppila

Title: Vice President, Investor Relations